FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Release dated August 17, 2017

Rating Action: Moody's affirms Baa3 senior unsecured debt ratings of ICICI Bank's Bahrain branch

Global Credit Research - 17 Aug 2017

Singapore, August 17, 2017 -- Moody's Investors Service has affirmed the Baa3 foreign currency senior unsecured debt ratings of ICICI Bank Limited's Bahrain branch.

At the same time, Moody's has downgraded the provisional ratings on the foreign currency senior unsecured MTN program for the bank's Bahrain branch to (P)Ba2 from (P)Baa3, because the foreign currency bond ceiling for Bahrain is now at Ba2. The branch's counterparty risk assessment (CRA) has also been downgraded to Ba1(cr)/Not Prime(cr) from Baa3(cr)/P-3(cr), because Moody's downgraded the local currency country risk ceiling for Bahrain to Ba1.

All other ratings under the MTN program remain unchanged.

The outlook on all ratings, where applicable, is stable.

RATINGS RATIONALE

Moody's has affirmed the ratings on the outstanding foreign currency senior unsecured bonds issued by the Bahrain branch under the MTN program at Baa3, on the basis of an irrevocable and unconditional standby letter of credit (SBLC) on these outstanding bonds through ICICI's Dubai branch. The features of the SBLC satisfy the key criteria required to achieve full credit substitution. Consequently, the ratings of these instruments are in line with the Baa3 foreign currency senior unsecured ratings of the Dubai branch.

Moody's has also affirmed the foreign currency senior unsecured debt rating of the Bahrain branch, as the only bonds outstanding are those covered by the SBLC. The bank has indicated that they will not be issuing any more bonds out of the Bahrain branch.

The downgrading of the provisional ratings on the foreign currency senior unsecured MTN program for the bank's Bahrain branch to (P)Ba2 is solely on account of the foreign currency bond ceiling of Bahrain, which was downgraded to Ba2. Similarly, the downgrading of the branch's CRA to Ba1(cr)/NP(cr) is solely on account of the local currency country risk ceilings of Bahrain, which Moody's downgraded to Ba1.

No ratings for the other branches of ICICI Bank were affected.

BACKGROUND

ICICI Bank Limited is headquartered in Mumbai. As of June 2017, the bank reported standalone assets of INR7.61 trillion (approximately USD117.7 billion).

The methodologies used in these ratings were Banks published in January 2016, and Rating Transactions Based on the Credit Substitution Approach: Letter of Credit-backed, Insured and Guaranteed Debts published in May 2017. Please see the Rating Methodologies page on www.moodys.com for a copy of these methodologies.

REGULATORY DISCLOSURES

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Srikanth Vadlamani

VP - Senior Credit Officer

Financial Institutions Group

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Gene Fang

Associate Managing Director

Financial Institutions Group

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Releasing Office:

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

© 2017 Moody’s Corporation, Moody’s Investors Service, Inc., Moody’s Analytics, Inc. and/or their licensors and affiliates (collectively, “MOODY’S”). All rights reserved.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES (“MIS”) ARE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY’S PUBLICATIONS MAY INCLUDE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY’S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY’S OPINIONS INCLUDED IN MOODY’S

PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY’S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY’S ANALYTICS, INC. CREDIT RATINGS AND MOODY’S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY’S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY’S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY’S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE

ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY’S CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY’S CREDIT RATINGS OR MOODY’S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT.

All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided “AS IS” without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY’S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody’s publications.

To the extent permitted by law, MOODY’S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY’S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY’S.

To the extent permitted by law, MOODY’S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY’S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER.

Moody’s Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody’s Corporation (“MCO”), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody’s Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody’s Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading “Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy.”

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY’S affiliate, Moody’s Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody’s Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to “wholesale clients” within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY’S that you are, or are accessing the document as a representative of, a “wholesale client” and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to “retail clients” within the meaning of section 761G of the Corporations Act 2001. MOODY’S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY’S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. (“MJKK”) is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody’s SF Japan K.K. (“MSFJ”) is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization (“NRSRO”). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 17, 2017	By:	/s/s/ Shanthi Venkatesan

			Name:	Ms. Shanthi Venkatesan
			Title:	Deputy General Manager